January 27, 2011

William Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., MS 3561
Washington, D.C. 20002

Re:    Black Hills Corporation (the “Company”, “we”, “our” or “us”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 1-31303

Dear Mr. Thompson:

The purpose of this letter is to respond to your comments as set forth in your letter of December 28, 2010. The headings used herein are the same as those set forth in your letter. For ease of reference, we have set forth your comment before each response.

We have carefully considered your comments and our following responses provide the details of how we intend to comply with your comments by enhancing and, in some respects, clarifying our disclosures. In some limited cases where we believe further revision is unnecessary, we have provided an explanation.

In connection with our response to your comments, we also acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William Thompson
U.S. Securities and Exchange Commission
January 27, 2011

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMER 31, 2009

Items 1 and 2. Business and Properties, page 10

Oil and Gas Segment, page 34

Summary Oil and Gas Reserve Data, page 35

Comment No. 1:

Item 1202(a)(7) of Regulation S-K states “Disclose and describe the internal controls the registrant uses in its reserves estimation effort. In addition, disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates and, if the registrant represents that a third party conducted a reserves audit, disclose the qualifications of the technical person primarily responsible for overseeing such reserves audit.” Please expand your discussion concerning internal controls and describe the qualifications of the in-house technical person responsible for overseeing/liaising with your third party engineer.

Company's Response:

We duly note the Staff's comment to expand our discussion concerning disclosure of our internal controls used in our reserves estimation efforts and the qualifications of the technical people involved in the estimation process as per Item 1202(a)(7) of Regulation S-K. In future filings, beginning with our Form 10-K for the fiscal year ended December 31, 2010 (“2010 Form 10-K”) to be filed by March 1, 2011, we will enhance our disclosures to include the following:

Preparation of Reserve Estimates

The Company believes it maintains adequate and effective internal controls over the reserve estimation process as well as the underlying data upon which reserve estimates are based.  The primary inputs to the reserve estimation process are comprised of technical information, financial data, ownership interests and production data.  All field and reservoir technical information, which is updated annually, is assessed for validity when the reservoir engineers hold technical meetings with geoscientists, and operations and land personnel to discuss field performance and to validate future development plans.  The Company's internal engineers and our independent reserves engineering firm, Cawley, Gillespie & Associates (CG&A), work independently and concurrently to develop reserve volume estimates. Current revenue and expense information is obtained from the Company's accounting records, which are subject to external quarterly reviews, annual audits and their own set of internal controls over financial reporting.   All current financial data such as commodity prices, lease operating expenses, production taxes and field commodity price differentials are updated in the reserve database and then analyzed to ensure that they have been entered accurately and that all updates are complete.  The Company's current ownership in mineral interests and well production data are also subject to the aforementioned internal controls over financial reporting, and they are incorporated in the reserve database as well and verified to ensure their accuracy and completeness.  Once the reserve database has been entirely updated with current information, and all relevant technical support material has been assembled, CG&A meets with Company technical personnel in the Company's Denver offices to review field performance and future development plans in order to further verify their validity.  Following these reviews the reserve database, including updated cost, price and ownership data, is furnished to CG&A so that they can prepare their independent reserve estimates and final report.  Access to the Company's reserve database is restricted to specific members of the reservoir engineering department.

William Thompson
U.S. Securities and Exchange Commission
January 27, 2011

CG&A is a Texas Registered Engineering Firm. Our primary contact at CG&A is Mr. Zane Meekins. Mr. Meekins has been practicing consulting petroleum engineering at CGA since 1989. Mr. Meekins is a Registered Professional Engineer in the State of Texas and has over 22 years of practical experience in petroleum engineering, with over 20 years experience in the estimation and evaluation of reserves. He graduated from Texas A&M University in 1987 with a BS in Petroleum Engineering. Mr. Meekins meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

Our Manager of Planning and Analysis is the technical person primarily responsible for overseeing our reserve estimates. He has over 30 years of Exploration and Production industry experience as a geologist. He has over 20 years working closely with internal and third party qualified reserve estimators in major and mid-sized oil and gas companies. He holds a Bachelor of Science degree in Geology and an MBA.

Acreage, page 38

Comment No. 2:

We note the disclosure of 261 thousand net undeveloped acres (64% of the total) to your ownership. Please expand the presentation of your undeveloped acreage to discuss the near term expiration of any material undeveloped acreage as contemplated in Item 1208(b) of Regulation S-K.

Company's Response:

We note the requirements of Item 1208(b) of Regulation S-K requiring, if material, disclosure of the minimum remaining terms of leases and concessions associated with our undeveloped acreage. In preparation of our 2009 Form 10-K, we reviewed the minimum remaining terms of our leases on undeveloped acreage noting that approximately 4 percent and 5 percent of our 260,677 net acres could expire in 2010 and 2011, respectively. At that time, we determined that the amounts were not material to the overall presentation within our 2009 Form 10-K. Consistent with the Staff's comment, we will modify our disclosure in future filings, beginning with our 2010 Form 10-K, to include, if material, the minimum remaining terms of leases as contemplated in Item 1208(b) of Regulation S-K.

William Thompson
U.S. Securities and Exchange Commission
January 27, 2011

Items 7 and 7A. Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk, page 68

Oil and Gas, page 88

Comment No. 2:

Please expand your discussion here to disclose the information pertaining to your proved undeveloped reserves as required by Item 1203 of Regulation S-K. Note that changes due to conversion to proved developed are required by 1203(b) as well as those due to revisions, acquisition/divestiture, drilling, and improved recovery.

Company's Response:

Within our 2009 Form 10-K, discussion of our proved undeveloped reserves is included in two sections of the document. First within the “Summary Oil and Gas Reserve Data” beginning on page 35 and second within “Reserves” beginning on page 202. In drafting our disclosures, we considered the requirements of Item 1203 of Regulation S-K. Specifically, regarding the requirements of Item 1203(b), we concluded that the conversion of proved undeveloped reserves to proved developed reserves was not material to the presentation. If we had separately identified such conversions, they would have represented approximately 0.7 percent, 5.2 percent, and 8.3 percent of proved undeveloped reserves reflected in our reserve reports at the beginning of the year for 2009, 2008 and 2007, respectively.

While we drafted our disclosures to meet the requirements of Item 1203, we duly note the Staff's comment and will enhance our disclosures as required by Item 1203 of Regulation S-K, in future filings beginning with our 2010 Form 10-K. To assist in identifying the information specific to our proved undeveloped reserves, the enhanced disclosures will include a separate section on our proved undeveloped reserves where we will discuss material activities required by Item 1203 of Regulation S-K.

Comment No. 3:

Please expand your discussion to include the information pertaining to your product delivery commitments, if any, as specified in Item 1207 of Regulation S-K. If you have none, please so state.

Company's Response:

We have no product delivery commitments for our oil and gas activities. We will include a statement to clarify this within our future filings.

William Thompson
U.S. Securities and Exchange Commission
January 27, 2011

Item 8. Financial Statements and Supplementary Data, page 127

Notes to Consolidated Financial Statements, page 136

Note 1. Business Description and Summary of Significant Accounting Policies, page 136

Legal Costs, page 142

Comment No. 4:

We note that you record litigation settlement accruals net of probable insurance recoveries. Please tell us how you meet the right of set-off criteria in ASC 210-20-45-1.

Company's Response:

In review of the Staff's comment, we have determined that we have not met the right of set-off criteria in ASC 210-20-45-1. Accordingly, our probable insurance recoveries should not have been netted against our litigation settlement accruals within our balance sheet presentation.
If we had not offset our probable insurance recoveries against our litigation settlement accruals, based upon subsequent settlements and amounts paid by insurance, at December 31, 2009 and 2008, both our total assets and total liabilities would have increased by approximately $3,387,000 and $6,965,000, respectively. For each balance sheet date, these amounts would represent less than 0.30% of total assets and liabilities. Additionally, we reviewed qualitative factors of materiality including the impact, if any, on loan and regulatory covenants, earnings, management compensation, et al. Through this analysis, we believe these amounts to be immaterial to our overall financial statement presentation, both quantitatively and qualitatively.
We confirm that in the future, unless all of the stringent criteria of ASC 210-20 are met, we will not net probable insurance recoveries against litigation settlement accruals, and we will change the description of our accounting policy in Form 10-K Footnote (1) Business Description and Summary of Significant Accounting Policies, commencing with our 2010 Form 10-K.

Note 21. Oil and Gas Reserves and Related Financial Data (Unaudited), page 201

Comment No. 5:

We note that you do not disclose information about management's evaluation of capitalized exploratory well costs. Please tell us what consideration you gave to providing the disclosures required by ASC 932-235-50-16.

Company's Response:

As noted within our Significant Accounting Policies on page 139, we account for our oil and gas activities under the full cost method. Due to our utilization of the full cost method, our exploratory well costs are capitalized along with our other costs of developing oil and gas reserves. This “full cost pool" is then amortized over a units-of-production method. Since we do not make separate charges to expense for exploratory well costs, we did not view the specific disclosures required by ASC 932-235-50-16 to be relevant to the understanding of our oil and gas activities.

William Thompson
U.S. Securities and Exchange Commission
January 27, 2011

Standardized Measure of Discounted Future Net Cash Flows, page 205

Comment No. 6:

It appears you have included future revenue from the Newcastle Gas Processing Plant in the future cash inflows of the standardized measure. Please tell us if these revenues are derived solely from processing gas production volumes in which you have a revenue interest. If they are not, explain your reasons for claiming such third party processing revenues. We may have further comment.

Company's Response:

The majority of the gas production volumes going through the Newcastle Gas Processing Plant, approximately 65%, are volumes in which we have a revenue interest. While the gas plant revenues are not derived solely from processing volumes in which we have a revenue interest, we have included the revenue from our 44.7% plant ownership in the future cash inflows from our oil and gas properties due to the plant's close association with our operating properties in that field and the interconnected nature of the operations.

In reviewing the Staff's comment, we have determined that only the plant revenues associated with processing volumes in which we have a revenue interest should be included in our future cash flow assumptions. Of the $519.9 million in future cash inflows and $207.8 million of future production costs reflected in our 2009 standardized measure, approximately $6.5 million and $3.6 million, respectively, is attributable to volumes processed that we do not have a revenue interest in. If the amounts related to third party volumes were excluded from our standardized measure, the discounted future net cash flows for each period presented would have been lower by less than 1%, which we do not consider material. Beginning with our 2010 Form 10-K, we will exclude all cash flows associated with volumes processed by the plant for third parties.

Comment No. 7:

Please tell us the portion of your proved liquid reserves that are NGLs and the NGL prices you used in proved reserve estimation. Explain the reason you did not disclose NGL reserves separately from crude oil.

Company's Response:

We do not reflect NGLs in our proved liquid reserve estimates because our proved reserve estimates are based on wet gas volumes measured at the wellhead. These volumes are used to forecast future production then shrunk to determine our proved gas reserve estimates. As part of our proved reserve estimation, the future cashflow of the reserves reflects the value of NGLs through the price used for wellhead volumes of natural gas, which reflects the prices of both residue gas and NGLs. NGL pricing is based on a percentage of the posted crude oil price, depending on the NGL product components in each area evaluated.

William Thompson
U.S. Securities and Exchange Commission
January 27, 2011

Comment No. 8:

We note the omission of the line item “Previously estimated development costs incurred during the period” in the principal changes to the standardized measure as required by FASB ASC subparagraph 932-10-65-1. Please revise your presentation to comply with ASC 932.

Company's Response:

The impact of previously estimated development costs incurred during the period is included in our disclosure as part of “Net changes in future development costs.” For future filings, beginning with our 2010 Form 10-K, we will revise our presentation. This revised presentation will present on a gross basis the items that were included in our 2009 Form 10-K as “Net changes in future development costs” as asterisked in the revised table below:

	The following are the principal sources of change in the standardized measure of discounted future net cash flows during the years ended December 31, (in thousands):

		2009	2008

	Standardized measure - beginning of year	$179,226	$322,898
	Sales and transfers of oil and gas produced, net of production costs	(26,836)	(78,342)
	Net changes in prices and production costs	(40,786)	(191,784)
	Extensions, discoveries and improved recovery, less related costs	3,324	7,961
*	Changes in future development costs	85,685	(18,412)
*	Previously estimated development costs incurred during the period	1,935	44,474
	Revisions of previous quantity estimates	(104,556)	(41,861)
	Accretion of discount	19,596	42,485
	Net change in income taxes	11,520	85,218
	Purchases of reserves	—	6,592
	Sales of reserves	—	(3)
	Standardized measure - end of year	$129,108	179,226

William Thompson
U.S. Securities and Exchange Commission
January 27, 2011

Exhibit 99

Comment No. 9:

We note the omission of items prescribed by Item 1202(a)(8) of Regulation S-K. Please procure a third party reserve report that includes:

▪	(i) The purpose for which the report was prepared and for whom it was prepared;

▪	(ii) The date on which the report was completed;

▪	(iv) Discussion of the sources of production and pressure data;

▪	(v) Adjusted average product prices (after application of differentials for quality, transportation, etc.) including NGLs and discussion of COPAS charges;

▪	(vi) A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves;

▪	(viii) A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report; and

▪	(x) The third party's responsible technical person's qualifications.

Company's Response:

Consistent with the Staff's comment, we have worked with our third party engineers to ensure that their report on our reserve estimates includes the items prescribed by Item 1202(a)(8) of Regulation S-K. We have recently procured the draft third party engineer's report for our 2010 reserves estimate and have reviewed the report to ensure compliance with Item 1202(a)(8). This enhanced report will be filed with our 2010 Form 10-K.

If we can assist with your review of this letter, or if you have any questions on any of the information in this letter, please feel free to call Jeff Berzina, Vice President - Corporate Controller at (605) 721-2346 at any time.

Sincerely,

BLACK HILLS CORPORATION

/s/ ANTHONY S. CLEBERG
Anthony S. Cleberg
Executive Vice President and
Chief Financial Officer